UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

California Tequila, Inc.

(Exact name of issuer as specified in its charter)

California	851049284
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
30012 Aventura Suite A, Rancho Santa Margarita, CA	92688
(Address of principal executive offices)	(Zip Code)

310-427-9779
(Phone)

Class B Non-Voting Common Stock
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 3 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 22 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 13 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 18 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 25 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2023 AND DECEMBER 31, 2022	F-1

ANNUAL REPORT

CALIFORNIA TEQUILA, INC.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

Phone: 310-427-9779

In this Annual Report the term “California Tequila”, “we”, “us”, “our”, or “the Company” refers to California Tequila, Inc.

The company, having offered and sold Class B Non-Voting Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the “Securities Act”) is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022.  A copy of this report may be found on the company’s website at www.Atequila.com.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Business

Corporate History

California Tequila, Inc. (the “Company”) was incorporated under the laws of California on April 27, 2020. The Company is principally engaged in importing, marketing, and selling ultra-premium tequila products under its “AsomBroso” brand. AsomBroso is the cognate of the Spanish word for “amazing.” The Company offers AsomBroso Tequila products across the entire price point spectrum of the ultra-premium tequila category, from its AsomBroso Silver (USA MSRP $50.00/bottle) to its state-of-the-art 12-year-aged Collaboration Extra Anejo (USA MSRP $2,399.00/bottle). The Company also markets other spirits, specifically flavored whiskeys, under its “Knucklenoggin” brand.

The Company’s tequila products are manufactured at Tequila Selecto Distillery in Jalisco, Mexico—a province renowned for producing agave tequila, a Mexican national resource. The province of Jalisco has certified AsomBroso to use the geographic distinctions of “Tequila” and “Tequila 100% De Agave” and maintains such standards.

The Company currently distributes AsomBroso tequilas in thirty-seven US states and three foreign countries, and it intends to expand into the remaining US and additional international markets in 2024.

Products

Since 2002, we believe that AsomBroso tequila has gained a reputation within the tequila industry (and amongst tequila aficionados) as one of the best, if not the best, tequila brands on the market. AsomBroso tequilas have products that span the price range of ultra-premium tequilas.

The Company currently distributes, markets, and sells nine ultra-premium tequilas marketed under the “AsomBroso” brand. The Company intends to release new packaging for the AsomBroso Tequila brand in Q1 2024. Additionally, the company released three new whiskey flavors under the “Knucklenoggin” brand, Peanut Butter, Kettle Corn, and Cinnamon, in 2023. The following product descriptions are the currently marketed spirits sold by the Company:

TEQUILA PRODUCTS	PRICE % OF SALES	DESCRIPTION AND AWARDS
Eros Reposado	USA MSRP: $139.99 30% of Product Mix (Approx.)

”Eros” Reposado rested 9 months was named Eros after the Greek God of Passion, symbolizing Master Distiller Ricardo’s zeal for Mexican culture, preserving historical methods of producing tequila, while utilizing a remarkable barrel resting technique to create an extraordinary tequila. Eros is housed in an elegant ceramic bottle Ricardo entitled the pattern “the flowers of life.”

Sold in Costco and Total Wine and More locations.

TEQUILA	PRICE % OF SALES	DESCRIPTION AND AWARDS
El Platino Silver	USA MSRP: $50.99 22% of Product Mix (Approx.)

Crafting El Platino with specially selected 100% blue agave in our proprietary multiple distillation and filtration process, we have found the perfect balance of preserving the taste while eliminating the harsh finish that may be present in many other tequilas.

El Platino is the sophisticated foundation for all of our unique tequilas and is perfect for sipping straight or mixing with your favorite drinks.

This tequila was voted the “Top Tequila” and awarded “Double Gold” at the San Francisco World Spirits competition in 2008.

La Rosa Reposado	USA MSRP: $59.99 22% of Product Mix (Approx.)

La Rosa begins with the El Platino Silver. Once the final filtration is completed, the tequila is then “rested” (reposado) for 3 months in French oak casks previously used for fine Bordeaux wine.

We created this resting process which imparts the natural pink color from the wine and gives our reposado a subtle sweet finish resulting in, what we believe to be, an unparalleled taste experience.

This tequila was awarded the “Gold Medal” at the San Francisco World Spirits Competition in 2008.

Sold in Total Wine and More locations.

Gran Reserva Extra Anejo	USA MSRP: $169.99 18% of Product Mix (Approx.)

The Gran Reserva, is carefully aged five years in premium French oak barrels. By aging through this unique aging process, our Extra Anejo is given full-bodied taste that critics have compared to a sophisticated Cognac or Armagnac.

It was voted "Best of the Best" by the prestigious Robb Report magazine in June 2009 and adorned with the “Double Gold Medal” by the San Francisco World Spirits competition in 2008.

TEQUILA	PRICE % OF SALES	DESCRIPTION AND AWARDS
El Carbonzado Extra Anejo	USA MSRP: $469.99 1% of Product Mix (Approx.)	The El Carbonzado Extra Anejo is rested 6-years, double-barreled and is in limited production. We begin with the Gran Reserva Extra Anejo, and then barrel the tequila a second time in premium medium charred oak casks previously used to house Irish Whiskeys. The results from this over 6-year aging process is a smooth tequila, with just enough southern charm to please both tequila and whiskey drinkers alike.
Especial de Rouge Extra Anejo	USA MSRP: $849.99 1% of Product Mix (Approx.)

The Especial De Rouge 10-year rested Extra Anejo tequila is rested in fine crafted French oak barrels previously used to host one of the world’s most famous French Cognacs, Grand Marnier®. The limited production Especial De Rouge is aged to properly infuse itself.

We measure the content religiously to ensure the essence of both the mild oak and buttery orange blossom notes to take hold of this unique and marvelous tequila.

Sold in Total Wine and More locations.

Vintage Extra Anejo	USA MSRP: $899.99 5% of Product Mix (Approx.)

The Vintage 11-year Extra Anejo process begins with the El Platino, resting it for 11 years in new French Oak Barrels. This tequila has been described as the “Nectar of the Gods” It is bottled in a beautiful decanter designed after the Bellagio Hotel’s famous "Fiori de Como" Chihuly chandelier.

Sold in Costco and Total Wine and More locations.

TEQUILA	PRICE % OF SALES	DESCRIPTION AND AWARDS
Del Porto Extra Anejo	USA MSRP $2,199.00 1% of Product Mix (Approx.)

The Del Porto 12-Year Extra Anejo is a complex tequila that begins with the Vintage 11-year Extra Anejo, then the tequila is double barreled for an additional twelve months in hand chosen port wine barrels imported from Portugal.

This beautiful tequila is then adorned in a meticulously crafted crystal decanter.

This work of art is then displayed in our custom engraved polished cedar humidor.

Sold in Total Wine and More locations.

"The Collaboration" Extra Anejo	USA MSRP: $2,400.00 1% of Product Mix (Approx.)

The Collaboration 12-year Extra Anejo is a double barrel rested tequila combining the Vintage 11-year Extra Anejo with the esteemed Silver Oak Cellars Cabernet Sauvignon American oak barrels and re-rested for a minimum of additional twelve months.

We believe that this process has produced one of the world's most luxurious and taste-provoking tequilas in the world.

Each decanter housing “The Collaboration” is handcrafted and displayed in a finely polished, custom-engraved cedar humidor. The Collaboration makes an exquisite gift for the tequila aficionado.

This tequila has received a rating of “96” by The Tasting Panel Magazine in October 2015.

Sold in Total Wine and More locations.

NON-TEQUILA PRODUCTS	PRICE % OF SALES	DESCRIPTION AND AWARDS
Knucklenoggin Salted Caramel Whiskey	USA MSRP $22.99 60% of Product Mix (Approx.)

Knucklenoggin Whiskey is a fun, easy to drink flavored whiskey designed to be enjoyed straight, on the rocks or in a mixed drink. We believe Knucklenoggin is simply delicious!

Made from a blend of aged American Whiskeys and infused with the sweet taste of rich creamy caramel - imparting creamy smooth notes that perfectly complement our stunningly bold whiskey.

Sold in Total Wine and More locations.

Knucklenoggin Peanut Butter Whiskey	USA MSRP $22.99 15% of Product Mix (Approx.)

Knucklenoggin Whiskey is a fun, easy to drink flavored whiskey designed to be enjoyed straight, on the rocks or in a mixed drink. We believe Knucklenoggin is simply delicious!

Made from a blend of aged American Whiskeys and infused with the sweet taste of rich creamy penut butter - imparting creamy smooth notes that perfectly complement our stunningly bold whiskey.

Sold in Total Wine and More locations.

Knucklenoggin Cinnamon Whiskey	USA MSRP $22.99 15% of Product Mix (Approx.)

Knucklenoggin Whiskey is a fun, easy to drink flavored whiskey designed to be enjoyed straight, on the rocks or in a mixed drink. We believe Knucklenoggin is simply delicious!

Made from a blend of aged American Whiskeys and infused with the sweet taste of hot cinnamon - imparting smooth notes that perfectly complement our stunningly bold whiskey.

Sold in Total Wine and More locations.

NON-TEQUILA PRODUCTS	PRICE % OF SALES	DESCRIPTION AND AWARDS
Knucklenoggin Kettle Corn Whiskey	USA MSRP $22.99 10% of Product Mix (Approx.)

Knucklenoggin Whiskey is a fun, easy to drink flavored whiskey designed to be enjoyed straight, on the rocks or in a mixed drink. We believe Knucklenoggin is simply delicious!

Made from a blend of aged American Whiskeys and infused with the sweet taste of rich creamy kettle corn- imparting creamy smooth notes that perfectly complement our stunningly bold whiskey.

Sold in Total Wine and More locations.

Tequila Market

The Tequila Market was valued at USD 10.1 billion in 2022. The industry is projected to grow from USD 10.7 billion in 2023 to USD 18.4 billion by 2032, exhibiting a compound annual growth rate (CAGR) of 6.90% during the forecast period (2023 - 2032). One of the primary market drivers driving the worldwide tequila market development is a massive increase in the popularity of cocktail culture, both in and out of the home. The Company predicts the growth trend of the high-end/ultra-premium tequila segment will continue in the foreseeable future, correlating with the greater tequila market trends. The Company believes it is particularly well-positioned to capitalize on this segment’s growth due to the already high reputation of AsomBroso tequilas in the ultra-premium tequila category. (Source)

Customer Profiles

The Company’s internal research indicates the AsomBroso customer base has the following attributes:

•	Gender: 55% Male and 45% Female

•	Age: 35-55 years old

•	Average Household Income: $200,000+

•	Marital Status: Married with a Family

•	Education: College Educated, bachelor’s degree (or higher)

Manufacturing, Importing, and Distribution

Background

On April 27, 2020, the Company and Tequila Selecto Distillery entered into the EJR Agreement. The EJR Agreement is valid for 10 years and is filed as an Exhibit to the report. Pursuant to the EJR Agreement, the Company is an importer/ distributor of the finished products and the Tequila Selecto Distillery manufacturers the products.

Until June 23, 2021, the EJR Agreement did not accurately describe the business relationship between the Company and Tequila Selecto Distillery. On July 1, 2021 the Company and Tequila Selecto Distillery entered into the Addendum to accurately reflect the business relationship between the parties. Further, as of June 24, 2021, the Company received a certificate of good standing from Tequila Selecto Distillery stating that the Company is in good standing with Tequila Selecto Distillery pursuant to their agreed upon terms.

The Process

The Company imports nine tequilas. Tequila Selecto Distillery distills each tequila. The process is outlined below:

•	Tequila Selecto Distillery distills tequila.
•	The tequila is rested (for a certain period of time) in one barrel.

o	Some of the Company’s tequilas are further rested in a second barrel for an additional period of time (the “Double Barrel Process”).

•	All tequila is paid for by the Company when it has finished resting in the first barrel.
•	Once the tequila has finished the applicable resting period, at the direction and under the supervision of Richard Gamarra, Tequila Selecto Distillery blends the product.
•	The product is then bottled by the Tequila Selecto Distillery.
•	The product is imported by the Company.
•	The Company distributes the product to applicable distributors across the United States and internationally so that the products are sold.

PRODUCT	RESTING BARREL #1	RESTING BARREL #2	BOTTLING LOCATION	IMPORTED BY	DISTRIBUTOR
El Carbonzado Extra Anejo	Yes	Yes	Tequila Selecto Distillery	California Tequila	Determined by region see “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) – Plan of Operations – Distribution of Company Spirits” for additional details.
Del Porto Extra Anejo	Yes	Yes	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Collaboration Extra Anejo	Yes	Yes	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
El Platino Silver	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
La Rosa Reposado	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Eros Reposado	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Gran Reserva Extra Anejo	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Especial de Rouge Extra Anejo	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.
Vintage 11 Year Extra Anejo	Yes	No	Tequila Selecto Distillery	California Tequila	Determined by region see “MD&A – Plan of Operations – Distribution of Company Spirits” for additional details.

Manufacturing

California Tequila, Inc. imports and distributes AsomBroso products, while the Tequila Selecto De Amatitan S.A DE C.V distillery (“Tequila Selecto Distillery”) manufactures the AsomBroso products.  The process of manufacturing, includes but is not limited to the following, and is performed by the staff at Tequila Selecto Distillery:

•	Manufacturing,
•	Barrel resting
•	Inventory management,
•	Blending,
•	Sourcing raw bottles,
•	Labeling, and
•	Packaging

The Entailment and Joint Responsibility Agreement between the Company and Tequila Selecto Distillery, dated April 27, 2020, is valid for 10 years and is filed as an Exhibit to this report. Pursuant to that agreement, the Company is a distributor of the finished products.

Brand Image

The Company has crafted the AsomBroso brand, including its reputation and brand image, to target a tequila consumer who has the following customer profile: (1) indulges in luxury; (2) enjoys travel; (3) active in the business community as a leader or an owner; and (4) appreciates a lifestyle centered around relaxation and “taking it easy”.

Commercial Customer Profile

The Company sells to licensed distributors in each state. It markets the brand to commercial clients, including businesses in hospitality, hotels, restaurants, retail establishments, private clubs, and the like, to actively assist the distributor with the sales. The Company has adopted a philosophy of direct and indirect marketing to the beverage managers of these businesses.

The Company has and will continue to target the above establishments but will focus most of its sales and marketing efforts on places characterized as “modern” and “upscale” in suburban commercial and city locations and in single and chain model establishments.

Marketing Programs

After the Regulation A Offering, the Company has hired PR firm Ileana International to increase awareness of the U.S. brand. To promote and market its product, the Company will leverage its in-house capabilities along with a variety of advertising media, guerrilla marketing techniques, special events, telemarketing, on-site promotions, press and media coverage. The Company has developed and tested a comprehensive and targeted marketing and branding strategy that surpasses the big brands' strategies while costing much less per million dollars. AsomBroso has positioned itself to utilize non-traditional forms of exposure, such as in-house custom-designed graphics, which will maximize exposure at a minimal cost. Our brand's reputation for high quality and innovative products will make us the leader in the ultra-premium segment. As nationwide marketing and distribution plans take effect, growth is expected to surpass the industry's past and projected growth rates.

Business-to-Consumer Marketing Strategy

Since the Regulation A Offering, the Company has been increasing its marketing efforts directed towards consumers. These marketing techniques include a mix of traditional and modern methods, such as social media marketing and search engine optimization. The Company has carried out these marketing efforts in-house and through contracted third-party marketing and advertising firms. The main focus of the business-to-consumer (“B2C”) marketing campaign has been on promoting flagship products, Gran Reserva 5-year Extra Anejo, and La Rosa Reposado. The Company plans to promote its newest luxury tequila product, Eros Reposado, heavily through Social Media, Influencers, billboards, and direct consumer samplings.

The Company has plans to increase its marketing efforts through its website, Atequila.com, in order to boost sales to retailers. One of the key components of the Company's direct sales marketing strategy, which is conducted through its website, is the "Agave Club" mailing list. Interested customers can sign up to be a part of the mailing list through the Company's website. As of the date of this Annual Report, the Company has around 30,000 members who are part of the AsomBroso Agave Club.

The company targets consumers in 37 different states and directs them to its website to purchase products from third-party retailers. To carry out a comprehensive sales and marketing strategy, the company has hired a third-party marketing firm. As part of the strategy, the marketing firm will send bi-weekly emails to Agave Club members. The direct sales social media strategy will focus on channeling funds to the 37 states where the third-party retailers can ship products directly from the website purchase page.

Business-to-Business Marketing Strategy

The marketing agency working with AsomBroso has executed a comprehensive B2B marketing strategy aimed at building product awareness among potential and current commercial clients. These clients include hospitality, hotels, restaurants, liquor retailers, and private clubs. The same agency that was engaged for B2C marketing and advertising has been focused on the top tequila markets in the United States for initial B2B marketing campaigns.

Sales Representatives

After conducting the Regulation A Offering, the company has employed a sales team to cover the top 10 tequila states in the US. The salesforce is responsible for promoting the brand and raising awareness through marketing messages, conducting brand tastings, and placing products in partnership with distributors to be sold in restaurants and retail stores.

Competition

The tequila industry is highly profitable, with a large number of brands and high gross sales. AsomBroso is a ultra-premium tequila brand catering to a specific customer base, limiting the range of competing brands. The main competitors of AsomBroso are Don Julio, Patron, Casamigos, Clase Azul, and Komos Tequila, which are distributed nationally or widely. Below is a table comparing the MSRP price point of AsomBroso products to those of its closest competitors.

Name of Competitor Tequila (MSRP)	AsomBroso El Platino ($50.99)	AsomBroso La Rosa ($59.99)		AsomBroso Eros ($139.99)	AsomBroso Gran Reserva Extra Anejo ($169.99)	AsomBroso El Carbonzado ($469.99)	AsomBroso Especial De Rouge ($849.99)	AsomBroso Vintage Extra Anejo ($899.99)	AsomBroso Del Porto Extra Anejo ($2,199.99)
Don Julio	$43.99		$46.99	$69.99	$149.99	$449.99	$449.99	$449.99	-
Patron	$39.99		$51.99	$154.99	$91.99	$439.99	$439.99	$439.99	-
Casamigos	$41.99		$48.99	-	$59.99	-	-	-	-
Clase Azul	$144.99	$		$184.99	$529.99	$2,099.99	$2,099.99	$2,099.99	$2,099.99
Komos	-		$129.99	$144.99	$164.99	$409.99	$409.99	$409.99	-

Employees

The company has seven employees: a controller, a marketing director, a bookkeeper, and three sales representatives.

Intellectual Property

The Company owns the following trademarks:

MARK	OFFICE	TRADEMARK TYPE
“Asombroso”	USPTO	Word Mark
“Asombroso Ultrafino”	USPTO	Word Mark
“Knucklenoggin”	USPTO	Word Mark
Knucklenoggin	USPTO	Design Mark
“Asombroso”	China	Word Mark
“Fine Tequilas” “100% Blue	Patent
Agave”	Office

The Company has permission to use the following geographical indication:

•	The State of Jalisco has certified that AsomBroso is permitted to use the geographical indication “Tequila” and “Tequila 1 00% De Agave”

•

Tequila” and or “Tequila 100% De Agave” is a geographical indication for a distilled beverage made from the blue agave plant, primarily in the area surrounding the city of Tequila in the Jaliscan Highlands of the central western Mexican state of Jalisco. Tequila is the national spirit of Mexico along with one of Mexico’s largest exports. As such “Tequila” was recognized by the EU in 2019 and placed on the EU geographical indications register.

Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

Description of Property

As of December 31, 2023, the Company’s inventory was $1,902,243 (finished goods and work in progress), compared to $1,911,690 for the year ended December 31, 2022.

In addition, as of December 31, 2023 and 2022 the Company had a total of $96,000 and $96,000 in tequila barrel inventory, which consists of tequila resting in barrels, which the Company categorizes as a long-term asset on its balance sheet compared. This long-term asset is located in Mexico at our third-party distillery, Tequila Selecto Distillery, and is subject to our two-barrel resting procedure. The Company pays the Tequila Selecto Distillery for the barreled tequila when the tequila is moved from the first barrel to the second barrel to “rest.” However, the Company notes that title to the prepaid inventory remains with distillery, pursuant to the EJR Agreement, until delivered to the Company, in bottles, after completion of the resting period.

During 2023 and 2022, the Company paid month to month rent for an office space to Tangar 1, LLC located at 30012 Aventura Rancho Santa Margarita CA 92688. Rent expense for the years ended December 31, 2023, and 2022 were $70,690 and $60,275, respectively.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following tables set out the Company’s officers, directors, and significant employees as of December 31, 2022.

Directors

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chairman of the Board	66	*May 2002 - Present	Full Time
Andrew Ulmer	Director	56	*January 2006 - Present	Full Time
Anna Harding	Director	51	July 2021 – Present	Full Time

Officers

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chief Executive Officer	66	*May 2002 - Present	Full Time
Andrew Ulmer	President	56	*January 2006 - Present	Full Time
Anna Harding	Executive Vice President	51	June 2021 – May 2023	Full Time

Significant Employees

Name	Position	Age	Term of Office	Approximate Hours/Week
Jarrett Gamarra	Marketing Director	34	January 2013- Present	Full Time

*Term of office began with the predecessor limited liability company, California Tequila, LLC

Richard Gamarra: Founder, Chief Executive Officer, Treasurer and Chairman of the Board of Directors

The founder of the Company Mr. Richard Gamarra is the controlling Class A Voting Common Stock shareholder, the Treasurer and the Chairman of the Board of Directors. Mr. Gamarra has held his current officer positions, CEO and Secretary since May 2002. Additionally, Mr. Richard Gamarra has experience as the CEO of WCCS.

Andrew Ulmer: Director, President and CFO

Mr. Andrew Ulmer is a Director of the Company, the President and CFO. Mr. Ulmer has held these positions since May 2006. Additionally, Mr. Andrew Ulmer has experience as the President of WCCS.

Anna Harding: Director, Executive Vice President

Ms. Anna Harding is a Director of the Company, and the previous Executive Vice President. Ms. Harding has vacated the position May 2023. Additionally, from 2014 until 2021, Ms. Anna Harding has experience as the COO of Randall Capital Group.

Jarrett Gamarra: Marketing Director

Jarrett Gamarra is the Marketing Director. Mr. Gamarra has held this position since January 2013. Mr. Gamarra brings a purposeful strategic marketing and brand development expertise to the Company as its Marketing Director, while providing authentic, customized solutions grounded in commercial reality. He has over ten years of social media expertise, brand building, new product launches, and brand expansion in the luxury spirits market.

Family Relationship Disclosure

Founder/Chairman/CEO Richard Gamarra is the father of Jarrett Gamarra, the Marketing Director of the Company.

Provisions In Bylaws For Change In Management

The management of the Corporation is vested in its Board of Directors as elected by the Class A Voting Common Stock Shareholders in accordance with the Corporation’s Bylaws.  The Board may elect Officers as set forth in the Bylaws to manage the day-to-day operations of the Corporation.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company’s financials were prepared on a “going concern” basis

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company incurred losses from operations and has accumulated deficit of $9,846,853 as of December 31, 2023. The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

There is no current market for any shares of the Company’s stock

Investors should be prepared to hold their investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if an investor decides to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Any valuation of the company at this stage is difficult to assess

The valuation for the Regulation CF Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The Company may not have enough capital as needed and may be required to raise more capital.

The Company anticipates needing access to credit in order to support our working capital requirements as it grows. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If Company cannot obtain credit when needed, it could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If Company is unable to find additional investors willing to provide capital, then it is possible it may cease sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if the Company is not forced to cease its sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

The Company relies on third parties to provide services essential to the success of our business

The Company relies on third parties to provide a variety of essential business functions for it, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that Company will experience delays, defects, errors, or other problems with the third party’s work that will materially impact Company’s operations and may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect Company’s business. As a result, your investment could be adversely impacted by Company’s reliance on third parties and their performance.

Changes in employment laws or regulation could harm the Company’s performance

Various federal and state labor laws govern the Company’s relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act. This risk of changes in labor laws or regulation also applies to the producers and partner distillery of AsomBroso tequilas in Mexico.

The Company’s bank accounts will not be fully insured

The Company’s regular bank accounts each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company’s banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

The Company faces significant competition in the United States

The Company faces significant competition in the United States tequila marketplace. According to the Consejo Regulador del Tequila (The Tequila Regulatory Council) located in Mexico, there are 1,462 tequilas certified to use the geographic indication “Tequila” see “Intellectual Property” below. Though some of these may not be imported to domestic markets, the number of tequilas imported and sold in the United States surely is close to such number. The result of this is a highly-saturated and competitive market. The Company may have difficulty increasing market share for AsomBroso tequilas, which may adversely affect revenues.

A disruption in distillation or importation activities could have a material adverse effect

A prolonged disruption to distillation or importation activities (e.g., due to fire, industrial action, adverse importation issues, or any other cause) at its distillation site(s) could have a material adverse effect on the Company’s ability to produce its products. This could have a material adverse effect on the Company’s consolidated financial results and on your investment.

The Company and its distributors could have licensing, legal or regulatory problems

The Company or its distributors could lose their licenses to import or sell alcoholic beverages or have their hours of operation curtailed as a result of hearings of the licensing boards in jurisdictions where they are located or as a result of any changes in legislation governing licensing in the various jurisdictions with a material adverse effect on the Company’s consolidated financial results and on your investment.

The Company’s expenses could increase without a corresponding increase in revenues

The Company’s operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on the Company’s consolidated financial results and on your investment. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (5) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

The Company is reliant on its third-party distillery to maintain an amicable relationship, craft products pursuant to exact specifications and protect trade secrets

The Company has executed an agreement with its third-party distillery in Mexico and will be reliant on a positive and continuing relationship with this distillery. Termination of this agreement, variations in its terms or the failure of this distillery to comply with its obligations under this agreement (including if the distillery were to become insolvent) could have a material adverse effect on the Company’s consolidated financial results and on your investment.

In addition, the Company, at the direction and under the supervision of Richard Gamarra, relies on its third-party distillery, Tequila Selecto Distillery, to craft it’s Asombroso tequilas pursuant to blending techniques provided by the Company. The Company trusts that the Tequila Selecto Distillery will (i) craft it’s Asombroso tequilas exactly as directed so that the integrity and taste of the products are maintained and (ii) use reasonable efforts to protect these trade secrets. On balance, the Company cannot assure you that Tequila Selecto Distillery will (i) produce products that are uniform in taste and (ii) not unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. Variations in the blending techniques or failure of the distillery to maintain trade secrets could have a material adverse effect on the Company’s consolidated financial results and on your investment.

Finally, until June 23, 2021 the Entailment and Joint Responsibility Agreement (“EJR Agreement”) did not accurately describe the business relationship between the Company and Tequila Selecto Distillery. On July 1, 2021 the Company and Tequila Selecto Distillery entered into a Retroactive Addendum dated April 27, 2020 (the “Addendum”) to accurately reflect the business relationship between the parties. Further, as of June 24, 2021 the Company received a certificate of good standing from Tequila Selecto Distillery stating that the Company is in good standing with Tequila Selecto Distillery pursuant to their agreed upon terms.

Increased costs could affect the Company

An increase in the cost of raw materials, including agave, or energy could affect the Company’s profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, glass bottles and other packaging materials used by the Company. This includes the proprietary decanters in which AsomBroso tequilas are housed. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs.  The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

Inability to maintain and enhance product image

It is important that the Company maintains and enhances the image of its existing and new products. The image and reputation of the Company’s products may be impacted for various reasons including litigation, complaints from regulatory bodies resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company’s image and the reputation of its products. From time to time, the Company may receive complaints from customers regarding products purchased from the Company. The Company may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against the Company if no reimbursement is made. The Company may become subject to product liability lawsuits from customers alleging injury because of a purported defect in products or sold by the Company, claiming substantial damages and demanding payments from the Company. The Company is in the chain of title when it distributes products, and therefore is subject to the risk of being held legally responsible for them. These claims may not be covered by the Company’s insurance policies. Any resulting litigation could be costly for the Company, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on the Company’s business, results of operations, and financial condition. Any negative publicity generated as a result of customer complaints about the Company’s products could damage the Company’s reputation and diminish the value of the Company’s brand, which could have a material adverse effect on the Company’s business, results of operations, and financial condition, as well as your investment. Deterioration in the Company’s brand equity (brand image, reputation and product quality) may have a material adverse effect on its consolidated financial results as well as your investment.

The tequila segment of the spirits industry is subject to both state and federal regulatory authorities

The tequila segment of the spirits industry is subject to both state and federal regulatory authorities. Since the Company’s products are imported from Mexico, there is risk of vulnerability if stringent trade or tariffs materially interrupt the Company’s business model. The probability of such occurring is low due to the recently enacted United States-Mexico-Canada Trade Agreement, set to expire in 2036. Trade tensions between the United States and China have affected the Cost of Goods Sold for some AsomBroso Tequila products due to an increased cost for decanter importation – however, even if trade from China to the United States is fully prohibited, the Company could still produce decanters domestically.

Regulatory and legal hurdles

The operation of a distillery and spirits importer, wholesale and retail distribution of spirits will be subject to obtaining a liquor license or other licensure in the countries and states in which such operations take place. An unanticipated delay or unexpected costs in obtaining or renewing such licenses, or unanticipated hurdles which have to be overcome or expenses which have to be paid, could result in a material adverse effect on the Company’s business plan and consolidated financial results and on your investment.

Government and other campaigns and laws could reduce demand

Government-sponsored campaigns and campaigns by other third parties against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drunk driving laws and other laws may reduce demand for the Company’s products and any change in the brewing legislation and other legislation could have an impact upon present and future products which the Company may produce, which could have a material adverse effect on the Company’s financial results and on your investment.

The Company may be unable to manage their growth or implement their expansion strategy

The Company may not be able to expand the Company's products offerings, the Company's markets, or implement the other features of the Company's business strategy at the rate or to the extent presently planned. The Company's projected growth will place a significant strain on the Company's administrative, operational and financial resources. If the Company is unable to successfully manage the Company's future growth, establish and continue to upgrade the Company's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, the Company's consolidated financial condition and consolidated results of operations could be materially and adversely affected.

The Company relies upon trade secret protection to protect its intellectual property; it may be difficult and costly to protect the Company's proprietary rights and the Company may not be able to ensure their protection

The Company currently relies on trade secrets for its product recipes. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business. Any infringement of the Company's proprietary rights could result in significant litigation costs, and any failure to adequately protect the Company's proprietary rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenue. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's proprietary rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's trade secrets could be expensive and time consuming, and the outcome of such a claim is unpredictable. Litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could materially adversely affect the Company's future operating results.

The Company needs to increase brand awareness

Due to a variety of factors, the Company's opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning the Company's brand, products and services will depend largely on the effectiveness of the Company's marketing efforts. Therefore, the Company may need to increase the Company's financial commitment to creating and maintaining brand awareness. If the Company fails to successfully promote the Company's brand name or if the Company incurs significant expenses promoting and maintaining the Company's brand name, it would have a material adverse effect on the Company's consolidated results of operations.

The Company faces competition in the Company's markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than does the Company

In many cases, the Company’s competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial, technical and marketing resources. The Company's ability to compete depends, in part, upon a number of factors outside the Company's control, including the ability of the Company's competitors to develop alternatives that are superior. If the Company fails to successfully compete in its markets, or if the Company incurs significant expenses in order to compete, it would have a material adverse effect on the Company's consolidated results of operations.

A data security breach could expose the Company to liability and protracted and costly litigation, and could adversely affect the Company's reputation and operating revenues

To the extent that the Company's activities involve the storage and transmission of confidential information and/or personally identifiable information (“confidential information”), the Company and/or third-party processors will receive, transmit and store confidential customer and other information. Encryption software and the other technologies used to provide security for storage, processing and transmission of confidential customer and other information may not be effective to protect against data security breaches by third parties. The risk of unauthorized circumvention of such security measures has been heightened by advances in computer capabilities and the increasing sophistication of hackers. Improper access to the Company's or these third parties' systems or databases could result in the theft, publication, deletion or modification of confidential customer and other information. A data security breach of the systems on which sensitive account information is stored could lead to fraudulent activity involving the Company's products and services, reputational damage, and claims or regulatory actions against us. If the Company is sued, in connection with any data security breach, the Company could be involved in protracted and costly litigation. If unsuccessful in defending that litigation, the Company might be forced to pay damages and/or change the Company's business practices or pricing structure, any of which could have a material adverse effect on the Company's operating revenues and profitability. The Company would also likely have to pay fines, penalties and/or other assessments imposed as a result of any data security breach.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of All Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Marg7arita, CA 92688	6,498,156	6,498,156	63.4%	59.4%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,598,832	2,598,832	25.3%	23.8%

RECENT OFFERINGS OF SECURITIES AND OUTSTANDING DEBT

The Company has evaluated subsequent events through April 19, 2024, the date the financial statements were available to be issued.

In 2023, the Company issued 179,107 shares of Class A Common Stock to an accredited investor for total proceeds of $72,152.

On July 8, 2022, the Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 per share for total proceeds of $5,000,000. In aggregate, during 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,168,279.

On August 9 2021, the Company initiated a Regulation A+ offering and issued 290,546 shares of Class B non-voting Common Stock at a price of $8.00 per share. As of December 31, 2021, the Company has received net proceeds of $1,488,871 after offering costs and has a subscription receivable of $90,973 pertaining to this offering, which was received in 2022. In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting Common Stock for gross proceeds of $1,067,653 at a price of $3.95 per share. As of December 31, 2020, the Company has a subscription receivable balance of $92,989 pertaining to this offering, which was received in 2021.

On April 19, 2020, the Company received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.  As of December 31, 2023, amount outstanding is $315,328, of which $24,360 was included as a current liability.

DESCRIPTION OF CAPITAL STOCK

General Description

The following description summarizes important terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Amendment to the Articles of Incorporation and its Bylaw. For a complete description of the Company’s capital stock, you should refer to its Certificate of Amendment to the Articles of Incorporation, Bylaws, and applicable provisions of the California General Corporation Law.

The Company’s authorized capital stock consists of two classes of common stock, 20,000,000 shares of Class A Voting Common Stock, at no par value per share, and $15,000,000 shares of Class B Non-Voting Common Stock, at no par value per share.

As of December 31, 2023, the Company had 10,372,097 shares and 683,420 shares of Class A and Class B Common Stock issued and outstanding, respectively.

Class A Voting Common Stock

Dividend Rights: The Board does not anticipate distributions of any kind. If the Board does make a distribution, the Board shall specify the amount of the distribution to the Shareholders. The distribution to each Shareholder will be made to the Shareholder in proportion with the pro-rata percentage of ownership of the Company by the Shareholder. If there are additional details regarding the distribution, those details will be addressed by the Board before or at the time of distribution.

Voting Rights: Each share of Class A Voting Common Stock will be entitled to one vote per share.

Class B Non-Voting Common Stock

Dividend Rights: The Board does not anticipate distributions of any kind. If the Board does make a distribution, the Board shall specify the amount of the distribution to the Shareholders. The distribution to each Shareholder will be made to the Shareholder in proportion with the pro-rata percentage of ownership of the Company by the Shareholder. If there are additional details regarding the distribution, those details will be addressed by the Board before or at the time of distribution.

Voting Rights: No voting rights are attached to the Class B Non-Voting Common Stock of the Company offered through this Offering.

Liquidation Rights: Class B Non-Voting Common Stock do not have prioritized liquidation rights. Generally secured creditors have the highest liquidation rights, followed by general creditors, and finally common stockholders, like Class B Non-Voting Common Stock Shareholders.

Preemptive Rights: Class B Non-Voting Common Stock have no preemptive rights to securities made through future offerings.

Conversion Rights: Class B Non-Voting Common Stock do not have conversion rights.

Redemption Provision: Class B Non-Voting Common Stock are not redeemable.

Sinking Fund Provisions: Sinking fund provisions do not apply to the Class B Non-Voting Common Stock.

Liability to Further Calls or Assessment by the Issuer: Class B Non-Voting Common Stock are not subject to additional capital calls or assessment by the Company.

Cumulative Voting: Class B Non-Voting Common Stock do not have cumulative voting rights.

Restrictions on Alienability: Shares of the Company’s stock will be uncertificated, as provided under California law, and shall be entered in the books of the Company and registered as they are issued.

Within a reasonable time after the issuance or transfer of uncertificated shares, the Company shall send to the registered owner thereof a written notice (which may be in electronic form) that shall set forth the name of the Company, that the Company is organized under the laws of the State of California, the name of the Shareholder, the number and class (and the designation of the series, if any) of the Shares represented, and any restrictions on the transfer or registration of such Shares imposed by the Company’s articles of incorporation, Bylaws, any agreement among shareholders or any agreement between Shareholders and the Company. Such notice shall further set forth the identity of the person responsible for recording the ownership of the uncertificated Shares and the contact details for such person. These disclosures shall be displayed conspicuously on the document. Pursuant to California Corporations Code Sec. 417 (c).

Provisions Discriminating Against Shareholder Owning a Substantial Amount of Securities: There are no provisions discriminating against a Class B Non-Voting Common Stock Shareholder owning a substantial amount of Class B Non-Voting Common Stock.

Rights of Shareholders That May Be Modified Otherwise Than By A Vote of A Majority or More of the Shares of Outstanding, Voting as a Class. Class B Non-Voting Common Stock Shareholders have no voting rights. A majority of the Class A Voting Common Stock is entitled to vote, either in person or by proxy, at any meeting of the voting Shareholders constitutes a quorum for the transaction of business of the Company, except as otherwise provided by the statute.

Provisions Relating to Shareholder Liability - Dissolution of the Company

Cal. Corp. Code Sec. 2011(a)(1)(B) states that causes of action against a dissolved corporation, whether arising before or after the dissolution of the Company, may be enforced against Shareholders if any of the assets of the dissolved corporation have been distributed to Shareholders, to the extent of their pro rata share of the claim or to the extent of the Company’s assets distributed to them upon dissolution of the Company, whichever is less.

A Shareholder’s total liability under this section may not exceed the total amount of assets of the dissolved Company distributed to the Shareholder upon dissolution of the Company.

Cal. Corp. Code Sec. 2011(a)(2) states that except as set forth in subdivision (c) below, all causes of action against a Shareholder of a dissolved corporation arising under the California Corporations Code are extinguished unless the claimant commences a proceeding to enforce the cause of action against that Shareholder of a dissolved corporation prior to the earlier of the following:

(A) The expiration of the statute of limitations applicable to the cause of action.

(B) Four years after the effective date of the dissolution of the corporation.

Cal. Corp. Code Sec. 2011(a)(3) states that as a matter of procedure only, and not for purposes of determining liability, Shareholders of the dissolved corporation may be sued in the corporate name of the corporation upon any cause of action against the corporation. This section does not affect the rights of the corporation or its creditors under Section 2009, or the rights, if any, of creditors under the Uniform Voidable Transactions Act, which may arise against the shareholders of a corporation.

Annual Report to Shareholders. The Board of Directors will cause an annual report to be sent to the shareholders not later than 120 days after the close of the fiscal year adopted by the Company. This report will be sent at least 15 days (if third-class mail is used, 35 days) before the annual meeting of shareholders to be held during the next fiscal year and in the manner specified in the Bylaws. The annual report will contain a balance sheet as of the end of the fiscal year and an income statement.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the company. As a holder of the common stock, you will grant a proxy to the CEO for your voting rights, therefore you will have no voting rights. You will hold a minority interest in the company and the founders combined with a few other shareholders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

An investor’s stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
●	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
●	In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Valuation

The Company determined the share price of its Class B Non-Voting Common Stock in its Regulation CF offering based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1.	To the company that sold the securities
2.	To an accredited investor
3.	As part of an offering registered with the Commission
4.	To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

The company specializes in importing, marketing, and selling ultra-premium tequila products under the brand name "AsomBroso". They offer AsomBroso Tequila products at different price points in the ultra-premium tequila category, ranging from AsomBroso Silver (USA MSRP $50.00 per bottle) to its state-of-the-art 12-year-aged Collaboration Extra Anejo (USA MSRP $2,300.00 per bottle). Additionally, the company markets flavored whiskeys under the brand name "Knucklenoggin".

The company's tequila products are produced at Tequila Selecto Distillery, located in the Jalisco province of Mexico, which is renowned for producing high-quality agave tequila, a Mexican national resource. AsomBroso has been certified by the Jalisco province to use the geographic distinctions of "Tequila" and/or "Tequila 100% De Agave" and maintains the same standards.

Currently, the company distributes AsomBroso tequilas in thirty-seven states and three foreign countries. By 2024, it plans to expand its distribution to the rest of the US and other international markets.

Results of Operations

The company's revenue for the fiscal year ending on December 31, 2023, was $2,334,611, which is a decrease of $1,572,339 (about 39%) from the previous year that ended on December 31, 2022, with $3,907,010 in revenue. The primary reason for the reduction in revenue was that we decided to sell through our existing inventories of retired packaging instead of introducing new image packaging. This was done to reduce the mix of old and new packaging on the retail shelves and to avoid buying back old packaging from our wholesalers. However, we plan to introduce the new packaging in Q1 2024, and we believe it will give our brand an edge in the highly competitive global tequila market. For further information, please refer to the "Trends" section.

The cost of goods sold is the cost of our Tequila and Whiskey goods, supplies and materials, shipping, and materials related to our revenues. The cost of goods sold for the year ended December 31, 2023, was $883,746 compared to $2,103,219 for the year ended December 31, 2022, a decrease of $1,219,473, or -57%. The improvement resulted from purchasing bottles in larger quantities and the reduction in the cost of raw agave. As a percentage of total revenues for the year ended December 31, 2023, costs of goods sold was 39% compared to 53% for the year ended December 31, 2022.

SG&A expenses primarily include wages, salaries, payroll expenses, insurance, legal and professional services (including consulting, legal, and accounting fees), rent, utilities, office supplies, travel expenses, and other general corporate expenses. Advertising and marketing expenses for the year ended December 31, 2023, were $582,470, compared to $387,507 for the year ended December 31, 2022, representing a 52% increase of $194,963. The increase in advertising and marketing expenses was due to the Company's efforts to increase its brand presence in the market, especially with the launch of new tequila brands in 2023.

General and administrative (G&A) expenses for the year ended December 31, 2023, were $3,227,117 compared to $4,735,460 for the year ended December 31, 2022. Stock-based compensation expenses for warrants that vested in the years 2023 and 2022 are $1,293,153 and $2,434,620, respectively, which were included in general and administrative expenses in the statements of operations. The weighted-average grant date fair value of the warrants issued in 2023 & 2022 is $7.22 per share.

Our net loss for the year ended December 31, 2023, was $(2,371,358) compared to $(3,245,900) for the year ended December 31, 2022. The decrease in net loss was due to COG’s savings by the Company procuring raw goods such as bottles, tops, and packaging and a reduction in raw agave prices.

Liquidity and Capital Resources

Our total current assets on December 31, 2023, were $2,844,478, which included accounts receivable in the amount of $795,785. As of December 31, 2022, total current assets were $3,692,171 which included accounts receivable in the amount of $1,159,533. The Company also receives loans from its founder from time to time to meet operational needs. We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows. We believe that we will be able to continue to operate our business for the foreseeable future.

Operating Activities

For the year ended December 31, 2023, cash used in operating activities was in the amount of $(470,936) compared to $(2,263,492) for the year ended December 31, 2022. The decrease in cash used in operating activities was mainly due to a decrease in staffing headcount and improvements in the cost of goods.

Investing Activities

For the year ended December 31, 2023, cash used in investing activities decreased to $1,997 from $88,036 as of the year ended December 31, 2022. The company did not participate in any meaningful investment initiatives in 2023.

Financing Activities

For the year ended December 31, 2023, cash provided by financing activities decreased to $68,100 from $2,795,371 for the year ended December 31, 2022. The decrease in cash provided by financing activities was a result of the decrease in financing activities:

In 2023, the Company issued 179,107 shares of Class A common stock to an accredited investor for total proceeds of $72,152.

On July 8, 2022, the Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 per share for total proceeds of $5,000,000. In aggregate, during 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 2,042,990 shares of Class A Common Stock to an accredited investor for total proceeds of $2,168,279.

On August 9 2021, the Company initiated a Regulation A+ offering and issued 290,546 shares of Class B non-voting Common Stock at a price of $8.00 per share. As of December 31, 2021, the Company has received net proceeds of $1,488,871 after offering costs and has a subscription receivable of $90,973 pertaining to this offering, which was received in 2022. In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting Common Stock for gross proceeds of $1,067,653 at a price of $3.95 per share. As of December 31, 2020, the Company has a subscription receivable balance of $92,989 pertaining to this offering, which was received in 2021.

On April 19, 2020, the Company received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.  As of December 31, 2022, amount outstanding is $319,380, of which $24,360 was included as a current liability.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $9,846,853 as of December 31, 2023.

Trend Information

Trends

Tequila consumption continues to surge to new heights. Specifically:

•	For the year ended December 31, 2023, tequila sales volume increased to 31.6 million (9 liter) cases up from 29.8 million cases for the year ended December 31, 2022.
•	Tequila’s largest-selling premium labels have seen an influx of 100% blue agave extensions, which have carved out a significant share in a space once reserved for mixtos, the less expensive (not 100% agave) tequilas.
•	The global tequila market size reached US$ 16.5 Billion in 2023. Looking forward, IMARC Group expects the market to reach US$ 42.5 Billion by 2032, exhibiting a growth rate (CAGR) of 10.7% during 2024-2032.
•	Tequila now represents a 29.4% share of spirits sold in the on-premise, with 2% growth in the 12 months to October 2023. In comparison, vodka currently leads in spirits sales share at 30.5%, but its share declined by around 2.8%.
•	IWSR Drinks Market Analysis previously estimated that Tequila would overtake to be the biggest category by value.

Due to the aforementioned factors, the Company believes that increased tequila consumption will continue to grow and shape the tequila market domestically and globally.

Directors and Officers

The following tables set out the Company’s officers, directors, and significant employees as of December 31, 2023.

Directors

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chairman of the Board	66	*May 2002 - Present	Full Time
Andrew Ulmer	Director	56	*January 2006 - Present	Full Time
Anna Harding	Director	51	July 2021 – Present	Full Time

Officers

Name	Position	Age	Term of Office	Approximate Hours/Week
Richard Gamarra	Founder/ Chief Executive Officer	66	*May 2002 - Present	Full Time
Andrew Ulmer	President	56	*January 2006 - Present	Full Time
Anna Harding	Executive Vice President	51	June 2021 – May 2023	Full Time

Significant Employees

Name	Position	Age	Term of Office	Approximate Hours/Week
Jarrett Gamarra	Marketing Director	34	January 2013- Present	Full Time

*Term of office began with the predecessor limited liability company, California Tequila, LLC

Richard Gamarra: Founder, Chief Executive Officer, Treasurer and Chairman of the Board of Directors

The founder of the Company Mr. Richard Gamarra is the controlling Class A Voting Common Stock shareholder, the Treasurer and the Chairman of the Board of Directors. Mr. Gamarra has held his current officer positions, CEO and Secretary since May 2002. Additionally, Mr. Richard Gamarra has experience as the CEO of WCCS.

Andrew Ulmer: Director, President and CFO

Mr. Andrew Ulmer is a Director of the Company, the President and CFO. Mr. Ulmer has held these positions since May 2006. Additionally, Mr. Andrew Ulmer has experience as the President of WCCS.

Anna Harding: Director, Executive Vice President

Ms. Anna Harding is a Director of the Company and the previous Executive Vice President. Ms. Harding vacated the position in May 2023. Additionally, from 2014 until 2021, Ms. Anna Harding has experience as the COO of Randall Capital Group.

Jarrett Gamarra: Marketing Director

Jarrett Gamarra is the Marketing Director. Mr. Gamarra has held this position since January 2013. Mr. Gamarra brings a purposeful strategic marketing and brand development expertise to the Company as its Marketing Director, while providing authentic, customized solutions grounded in commercial reality. He has over ten years of social media expertise, brand building, new product launches, and brand expansion in the luxury spirits market.

Family Relationship Disclosure

Founder/Chairman/CEO Richard Gamarra is the father of Jarrett Gamarra, the Marketing Director of the Company.

Provisions In Bylaws For Change In Management

The management of the Corporation is vested in its Board of Directors, who are elected by the Class A Voting Common Stock Shareholders in accordance with the Corporation’s Bylaws. The Board may elect Officers to manage the corporation's day-to-day operations.

Security Ownership of Management and Certain Securityholders

The following table displays, as of December 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the Company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the Company’s capital stock:

Title of Class	Name of beneficial owner	Address	Amount and nature of beneficial ownership (Shares)	Amount and nature of beneficial ownership acquirable	Percent of Class	Percent of All Classes of Shares
Class A Voting Common Stock	Richard D Gamarra Living Trust	30012 Aventura Rancho Santa Marg7arita, CA 92688	6,498,156	6,498,156	63.4%	59.4%
Class A Voting Common Stock	Rajan Bhadresh Patel	106 Hudson Bridge Ct, Stockbridge, GA 30281	2,598,832	2,598,832	25.3%	23.8%

Interest of Management and Others in Certain Transactions

None.

Other Information

None.

Financial Statements

FINANCIAL STATEMENTS

CALIFORNIA TEQUILA, INC.

Audited Financial Statements

Years Ended December 31, 2023 And 2022

(Expressed in United States Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

California Tequila, Inc.

Rancho Santa Margarita, California

Opinion

We have audited the financial statements of California Tequila, Inc., which comprise the balance sheets as of December 31, 2023, and 2022, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of California Tequila, Inc., as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of California Tequila, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.’s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2023.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of California Tequila, Inc.’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

April 19, 2024

Los Angeles, California

CALIFORNIA TEQUILA INC.

Balance Sheets

As of December 31,	2023	2022
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	$51,092	$455,925
Accounts receivable, net	795,785	1,159,533
Prepaid expenses	95,361	101,052
Due from related party	-	63,971
Inventories	1,902,240	1,911,690
Total current assets	2,844,478	3,692,171

Property and equipment, net	98,226	109,615
Tequila barrel inventory	96,000	96,000
Right-of-use asset	162,806	-
Other assets	873	97,344
Total assets	$3,202,383	$3,995,130

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$169,492	$88,026
Accrued expenses	28,681	75,500
Loan payable, current portion	24,360	24,360
Lease Liability, current portion	70,690	-
Interest payable	86,282	71,372
Total current liabilities	379,505	259,257

Lease Liability, net of current portion	97,110	-
Loan payable, net of current portion	290,968	295,020
Total liabilities	767,583	554,277

STOCKHOLDERS' EQUITY
Common stock	11,056	8,457
Additional paid-in capital	12,270,604	10,907,898
Accumulated deficit	(9,846,860)	(7,475,502)
Total stockholders' equity	2,434,800	3,440,853
Total liabilities and stockholders' equity	$3,202,383	$3,995,130

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements Of Operations

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)
Net revenue	$2,334,611	$3,907,010
Cost of goods sold	883,746	2,103,219
Gross profit	1,450,865	1,803,791

Operating expenses
General and administrative	3,227,117	4,735,460
Sales and marketing	582,470	387,507
Total operating expenses	3,809,587	5,122,967

Operating loss	(2,358,722)	(3,319,175)

Interest expense	29,881	23,205
Other income	(17,245)	(96,480)
Loss before provision for income taxes	(2,371,358)	(3,245,900)
Provision/(benefit) for income taxes	-	-
Net Loss	$(2,371,358)	$(3,245,900)

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statements Of Changes In Stockholders’ Equity

	Common Stock		Additional Paid-In	Subscription	Accumulated	Total Stockholders'
(in $US)	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance—December 31, 2021	8,747,149	8,457	5,673,844	(90,973)	(4,229,602)	1,361,726
Issuance of Class A shares for cash	2,042,990	-	2,168,279	-	-	2,168,279
Issuance of common stock, net of issuance costs	59,271	-	631,155	90,973	-	722,128
Stock-based compensation	27,000	-	2,434,620	-	-	2,434,620
Net loss	-	-	-	-	(3,245,900)	(3,245,900)
Balance—December 31, 2022	10,876,410	$8,457	$10,907,898	$-	$(7,475,502)	$3,440,853
Issuance of Class A shares for cash	179,107	179	71,973	-	-	72,152
Stock-based compensation	-	-	1,293,153	-	-	1,293,153
Par value adjustment	-	2,420	(2,420)	-	-	-
Net loss	-	-	-	-	(2,371,358)	(2,371,358)
Balance—December 31, 2023	11,055,517	$11,056	$12,270,604	$-	$(9,846,860)	$2,434,800

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Statement Of Cash Flows

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,371,358)	$(3,245,900)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	10,867	9,651
Stock-based compensation	1,293,153	2,434,620
Non-cash lease expense	4,995	-
Changes in operating assets and liabilities:
Accounts receivable	363,748	(306,623)
Prepaid expenses	5,691	(101,052)
Due from related party	63,971	-
Inventories	9,450	(849,815)
Tequila barrel inventory	-	(88,400)
Other assets	96,471	(96,472)
Accounts payable	83,985	(74,744)
Accrued expenses	(46,819)	39,934
Interest payable	14,910	15,309
Net cash used in operating activities	(470,936)	(2,263,492)

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,997)	(88,036)
Net cash used in investing activities	(1,997)	(88,036)

CASH FLOW FROM FINANCING ACTIVITIES
Repayments on loan payable	(4,052)	(95,090)
Issuance of common stock	72,152	2,890,407
Net cash provided by financing activities	68,100	2,795,317

Change in cash	(404,833)	443,789
Cash—beginning of year	455,925	12,136
Cash—end of year	$51,092	$455,925

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$14,971	$7,896

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

1.	NATURE OF OPERATIONS

California Tequila LLC was formed on May 20, 2002, in the state of California. The financial statements of California Tequila LLC, (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters is located in the Rancho Santa Margarita, California.

California Tequila was created to import and distribute Ricardo’s AsomBroso brand tequila, a high-end ultra premium tequila made in the Jalisco region of Mexico. Products are distributed worldwide. The Company has been awarded multiple honors from the Robb Report’s “Best of the Best” and “Top Tequila” in the San Francisco World Spirits Competition.

On April 27, 2020, the Company converted from a LLC to a California C corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. For the years ended December 31, 2023, and 2022, one customer accounted for 22% and 24% of revenue, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within fifteen days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2023, and 2022, the Company recorded bad debt expense of $30,170 and $147,287, respectively, to write off receivables deemed uncollectible.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers. As of December 31, 2023, and 2022, the Management did not deem the allowance for expected credit losses to be material to these financial statements.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company during the years December 31, 2023 & 2022. The Company is taxed as a “C” Corporation as it converted from a LLC in April 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

Leases

The Company has adopted ASC 842, "leases," effective from the beginning of the fiscal year ended December 31, 2023.

Under ASC 842, the Company recognizes right-of-use (ROU) assets and lease liabilities for substantially all operating leases for more than 12 months and finance leases.

Lease liabilities are measure at present value of lease payment which is to be paid over the period of lease using the incremental borrowing rate. ROU assets are initially measured at present value of lease payments adjusted for any payments before commencement of lease. ROU assets are amortized over the period of lease and recognized as expenses. Refer to Note 8.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1)	Identify the contract with a customer

2)	Identify the performance obligations in the contract

3)	Determine the transaction price

4)	Allocate the transaction price to performance obligations in the contract; and

5)	Recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred. Advertising costs for the years ended December 31, 2023, and 2022 were $547,232 and $382,932, respectively.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We adopted this ASU on January 1, 2022 and it did not have any effect on the financial statements.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.	INVENTORY

Inventory was comprised of the following items:

As of December 31,	2023	2022
Finished goods	$1,902,243	$773,642
Work in progress	-	$1,138,047
Inventories, net	$1,902,243	$1,911,690

As of December 31, 2023, and 2022, the Company had $96,000 and $96,000 in tequila barrel inventory, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

4.	PROPERTY AND EQUIPMENT

As of December 31, 2023, and 2022, property and equipment, net consist of:

As of December 31,	2023	2022
Office and warehouse equipment	$41,024	$39,025
Vehicles	79,035	79,036
Machinery	14,477	14,478
Property and equipment, at cost	134,536	132,539
Less: Accumulated depreciation	(36,310)	(22,924)
Total Fixed Assets, Net	$98,226	$109,615

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

Depreciation expenses for property and equipment for the years ended December 31, 2023, and 2022 were $10,867 and $9,651 respectively.

5.	LOANS

SBA Loan

On April 19, 2020, California Tequila Inc., received an SBA Loan in the amount of $416,500 with an interest rate of 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable thirty years from the date of the promissory note. As of December 31, 2023, $315,328 was outstanding, of which $24,360 was included as current liability.

6.	CAPITALIZATION AND EQUITY TRANSACTIONS

On June 30, 2020, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 Class A voting Common Stock shares and 1,500,000 Class B non-voting Common Shares, both at a par value of $0.01.

In 2022, the Company completed the Regulation A offering and issued 28,424 shares of Class B non-voting Common Stock. The Company initiated a Regulation CF offering of Class B non-voting Common Stock at a price of $9.46 shares.

In 2022 the Company issued 59,271 shares of class B non-Voting Common stock pursuant to the crowdfunding offerings for net proceeds of $722,218.

In 2022, the Company issued 27,000 shares of Class B common stock against exercise of stock-based compensation grants for services rendered by employees and non-employees.

In 2022, the Company issued 2,042,990 shares of Class A common stock to an accredited investor for total proceeds of $2,168,279.

In 2023, the Company issued 179,107 shares of Class A common stock to an accredited investor for total proceeds of $72,152.

As of December 31, 2023, the Company had 10,372,097 shares and 683,420 shares of Class A and Class B Common Stock issued and outstanding, respectively.

7.	STOCK-BASED COMPENSATION

In 2022, the Company issued 310,205 warrants to purchase common stock.

In 2022, the Company issued 27,000 shares of Class B Common Stock for services.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

The warrants have an exercise price of $1.00 per share and expire in ten years. The warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2023	2022
Expected life (years)	5.00	5.00
Risk-free interest rate	1.45%	1.45%
Expected volatility	7.5%	7.5%
Annual dividend yield	0%	0%

Expected volatility - There is currently no active external or internal market for the Company’s shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the warrants.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected term - The expected term for employee stock options or warrants represents the period that the awards are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the warrant granted.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

The weighted-average grant date fair value of the warrants issued in 2023 & 2022 is $7.22 per share. Stock-based compensation expenses for warrants that vested in the year 2023 and 2022 are $1,293,153 and $2,434,620, respectively, which was included in general and administrative expenses in the statements of operations.

8.	LEASE

The Company has an operating lease for business premises. The Company’s lease has term maturing through 2025. Monthly payments range from $6,200 to $6,700 and contains esclation clause. Rent expense is recorded on straight-line basis over the lease term.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

Summary of lease liability is as follows:

December 31, 2023
Beginning balance	$-
Additions	210,876
Interest on lease obligation	6,524
Lease payments	(49,600)
Total lease liability	167,800
Less: Current portion	(70,690)
Lease liability, net of current portion	$97,110

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,
2024	$76,650
2025	79,650
2026	20,100
2027	-
2028	-
Thereafter	-
Total undiscounted lease payments	176,400
Less: Present value discount	(8,600)
Total lease liability	167,800
Less: Lease liability, current portion	(70,690)
Lease liability, net of current portion	$97,110

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

9.	INCOME TAXES

Significant components of the Company’s deferred tax assets and liabilities on December 31, 2023, and 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$542,007	$741,896
Valuation Allowance	(542,007)	(741,896)
Net Provision for income tax	$-	$-

As of Year Ended December 31,	2023	2022
Net Operating Loss	$(1,598,856)	$(1,056,850)
Valuation Allowance	1,598,856	1,056,850
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2023, the Company had net operating loss (“NOL”) carryforwards of approximately $9,800,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

CALIFORNIA TEQUILA INC.

Notes To Financial Statements

For The Years Ended December 31, 2023, And December 31, 2022

10.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 19, 2024, which is the date the financial statements were available to be issued.

12.	GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated a deficit of $9,846,853 as of December 31, 2023.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*
2.2	Certificate of Amendment to the Articles of Incorporation*
2.3	Bylaws*
6.1	Entailment and Joint Responsibility Agreement*
6.2	Retroactive Addendum*
6.3	Certificate of Good Standing*

*Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11474) and incorporated by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Santa Margarita, California, on April 22, 2024.

California Tequila, Inc.

By:
/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer, Secretary and Director
Date: April 22, 2024
Location Signed: City of Rancho Santa Margarita, California

/s/ Andrew Ulmer
Andrew Ulmer, President, Chief Financial Officer, Chief Accounting Officer and Director Date: April 22, 2024 Location Signed: City of Rancho Santa Margarita, California

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